Management Discussion and Analysis

This discussion and analysis of financial position and results of operations of Atlanta Gold Inc. (formerly Twin Mining Corporation) (the “Company") and its subsidiaries for the three months ended March 31, 2008 has been prepared as of April 23, 2008. The discussion below should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007.  The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in financial tables, except per share amounts, are expressed in thousands of Canadian or U.S. dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recent Annual Information Form, are filed with securities regulatory authorities in Canada and are available on SEDAR at www.sedar.com

Cautionary Statement on Forward Looking Information

This document includes “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities legislation.  All statements other than statements of historical fact are forward-looking statements.  Forward-looking information and statements are based on assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

Forward-looking information and statements are frequently identified by the use of words such as “may”, “will”, “could”, “believe”, “intend”, “expect”, “seek”, “anticipate”, “plan”, “continue”, “estimate”, “predict”, “potential” and similar terminology suggesting outcomes or statements regarding an outlook.  Specifically, this document contains forward looking information and statements regarding, among other things, the potential for the discovery of additional gold deposits at the Company’s Atlanta property; the impact of securing certain placer rights at Atlanta; the significance of exploration drill results at Atlanta; the Company’s intended use of proceeds received from completed financings, the requirement of additional financings to complete planned work at Atlanta and the Company’s ability to raise such financings; the Company’s plans to rehabilitate the 900 Adit and to proceed with an underground drilling program; the successful obtaining of construction permits and the commencement of a pilot scale mining and milling operation at Atlanta, the gold recovery rate and  the use of cashflow to be generated from production; and the Company’s plans for its Abitibi, Brodeur and Torngat properties.

Forward-looking information and statements involve known and unknown risks, uncertainties and other factors which may cause actual events and the Company’s actual results to differ materially from those predicted, expressed or implied by the forward-looking information and statements and readers are cautioned not to unduly rely on such forward-looking information and statements.  Such risks and uncertainties include, but are not limited to, risks associated with the mining industry (including operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of the Company to obtain all permits, consents or authorizations required for its operations and activities; and health, safety and environmental risks), the risk of resource prices and foreign exchange rate fluctuations, the Company’s limited financial resources and its ability to fund the capital and operating expenses necessary to achieve its

business objectives.    Further information on the risks and uncertainties is described herein under “Uncertainties and Risk Factors” and in the Company’s Annual Information Form under “Risk Factors”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.  The Company undertakes no obligation to update publicly or revise any forward-looking information and statements or the foregoing list of factors, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

The Company is engaged in the development of an advanced-stage gold property in the United States with proven reserves and favourable economics, and has additional Canadian gold and diamond properties in its portfolio.

The Company’s principal asset is the Atlanta gold property in Idaho, U.S.A. (“Atlanta”).  In historic mining operations conducted by previous operators at Atlanta, selective high-grade mining concentrated on extraction of 400,000 ounces of gold from high grade sections at gold prices of US$20-$35 per ounce using cut-off grades of 0.5 (15.6 grams) up to and including 1935 and 0.4 ounces (12.4 grams) per ton thereafter. Consequently, most of the resources along the Atlanta Shear were not mined and remain in situ. The National Instrument 43-101 compliant 2007 Technical Report prepared in respect of Atlanta provided a reserve estimate of 747,000 recoverable ounces of open-pit heap-leachable gold. This was an increase of 222,000 ounces over the 2005 Feasibility Study due to an increase in the gold price from US$350 to US$550 per ounce. Additional resources were available at lower cut-off grades, and also in the inferred category.

The strategy to develop Atlanta was revisited in late 2007 with the objective of diminishing the environmental permitting issues which had previously stalled the project for years. It became evident that an alternate method of development including:

➢

Outlining and mining small open pits on private versus federal lands

➢

Driving underground access tunnels to allow mining of reserves, and sampling and testing of the potential of the Shear zone for profitable mining

➢

Building an 800 ton-per-day pilot plant which would process ore without use of cyanide offered significant potential with

o

A relatively small capital cost risk at the front end

o

An environmentally friendly approach to the project which should make permitting achievable sooner

o

A low cost way of testing the potential of the 8,000 foot long Shear zone to host a major gold inventory

To implement our new strategy for a pilot-scale mining and milling operation at Atlanta, work expected to commence shortly includes the following:

•

Removing surface overburden to enable detailed sampling of the Shear zone. This overburden will be stockpiled for potential gravity-flotation processing.

•

Surface diamond drilling within the parameters of the shallow pit and small-pit benching to examine the shallow surface structure and access the higher grade portions of the reserves in the previously-proposed Monarch pit design

•

Collaring a new portal between 6,700 and 6,800 feet above sea level at the east end of the Monarch structure to facilitate driving of a 10 by 14 by 1,000-1,200 foot new development adit parallel to the Shear to enable sampling of the structure and prepare for mining

•

Rehabilitation and dewatering of some of the historical production openings, starting with the 2,275 foot long 900 Adit, to provide access and safe working conditions for underground drilling

•

Implementation of a gravity drainage system to  control and remove the water which will initially be treated by the existing Water Treatment Facility at the 900 Adit and subsequently treated and recycled through the gravity-flotation milling operation at the 800 ton-per-day pilot plant

In April 2008, as required by federal law, the Company completed MSHA (Mine Safety and Health Administration) training for all employees and some prospective employees who will be working at the Company’s Atlanta gold project in Idaho. This training has been completed in anticipation of the early start up of work to establish a mining operation at the Atlanta property.

To supplement our in-house team, several mining contractors have been contacted to submit bids for the underground work.

Based on the work undertaken in 2006 and 2007 on Atlanta, which demonstrated significant potential for improvement in the project’s economics, the Company developed a strategic focus on Atlanta. The property has attractive geology, as evidenced by historical mine production, and is considered to have excellent potential for additional discoveries of gold deposits.

Highlights from Operations include the following:

•

Strengthened our Board of Directors (Warren Holmes and John Jackson) and our Operating Team (Ernie Simmons - Chief Operating Officer) giving the Company a significant competitive advantage.

•

In February 2008, the Company completed a non-brokered private placement offering of 8,196,456 common shares at a price of $0.61 per share for aggregate gross proceeds of approximately $5 million. Completion of the remaining $600,000 (983,606 common shares) of the private placement was subject to minority shareholder approval which was obtained at the Annual and Special Meeting of Shareholders scheduled for April 24, 2008. The Company will use the net proceeds from the offering to further explore and develop Atlanta and for working capital purposes.

•

During the first quarter of 2008, the Company reduced accounts payable by issuing 380,451 common shares in satisfaction of $267,020 of payables.

•

In February 2008, the Company announced that it had secured placer mining rights as well as underground mining rights for the area. While the placer potential is not regarded as being particularly large, this precaution was taken to clarify Atlanta’s property position.

•

From the 2007 core and reverse circulation drilling program at Atlanta which tested areas outside the current Idaho and Monarch open-pit designs and within the East Extension Zone, assays for two exploration holes, D07047W012 and R07293W012, on the lateral veins intersected approximately 13 feet (4 meters) each averaging 0.058 opt (1.8 gpt) and 0.039 opt (1.2 gpt) of gold, respectively.  These grades are comparable to other drill intercepts of lateral veins away from the Shear.  The holes are believed to be significant in that they confirm that the veins extend a significant distance from the Shear. Grades in nine holes drilled in the East Extension Zone range from 0.018 opt (0.55 gpt) to 0.283 opt (8.8 gpt) Au over widths ranging from 6.6 feet (2.0 meters) to 55.8 feet (17.0 meters).  These results indicate an increased potential for expanding the East Extension Zone.

The future profitability and operating cash flow of the Company will be affected by various factors, including the quantity and quality of reserves and resources, production rates and costs, the market prices of minerals, interest rates, the costs of regulatory and environmental compliance, general and administrative costs, the level of exploration and capital expenditures, and other discretionary costs. While the Company seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company’s control.

Overview of Financial Results

Equity Financing

In February 2008, the Company completed a non-brokered private placement by issuing 8,196,456 common shares of the Company at $0.61 per share for gross proceeds of approximately $5 million, including issuing 1,870,000 shares to insiders of the Company. Share issue costs of $68,817 in respect of the private placement included $41,480 paid as a finder’s fee to a related party. The balance of this placement, consisting of 983,606 common shares, is expected to be completed in April 2008 to a director of the Company, subject to shareholder approval being obtained.

In March 2008, the Company issued 380,451 shares in satisfaction of accounts payable of approximately $267,000 to suppliers of the Company.

The Company will use the net proceeds from the offering for exploration and development of Atlanta and for working capital purposes. It is anticipated that the Company will require additional funds towards the end of the second quarter or early in the third quarter of 2008 to finance work on Atlanta for the remainder of the year. At that stage, it is anticipated that sufficient work and studies will be completed to enable the Company to secure the financing required to bring Atlanta into production in 2009.

Liquidity and Capital Resources

Cash as at March 31, 2008 was $2,898,000 compared to $246,000 as at December 31, 2007. The increase of $2,652,000 for the quarter ended March 31, 2008, compared to a decrease in cash of $1,354,000 for the comparative quarter ended March 31, 2007, is attributable primarily to the equity financing completed during the current quarter.

Working capital surplus as at March 31, 2008 was $1,984,000 compared to a deficit of $2,084,000 as at December 31, 2007. Cash used in operations for the first quarter of 2008 was $1,965,000 compared to $338,000 for the comparative quarter ended March 31, 2007, reflecting significant payments to suppliers in respect of services provided in prior periods.  Cash generated from financing activities was $5,198,000 for the first quarter of 2008 compared to nil for the comparative quarter ended March 31, 2007. Cash used for investing activities for the first quarter of 2008 was $581,000 compared to $1,015,000 for the comparative quarter ended March 31, 2007. These are summarized below.

(Canadian dollars in 000’s)

Investing Activity	Quarter Ended
	March 31, 2008	March 31, 2007
Fixed asset additions	-	2
Mineral property expenditures:
Atlanta gold	581	829
Brodeur diamond	-	159
Abitibi gold	-	25
	581	1,013
Total	581	1,015

Equity

As at March 31, 2008, the Company had 28,303,464 common shares outstanding, as compared to 19,726,557 common shares outstanding as at December 31, 2007.  Shareholders’ equity as at March 31, 2008 was $72,199,000 compared to $67,001,000 as at December 31, 2007.

The Company has 64,445 share purchase warrants outstanding as at March 31, 2008, with a weighted average exercise price of $3.45 per share and a weighted average life of 3 months (December 31, 2007 – 6 months).

A total of 2,243,334 (December 31, 2007 - 206,667) stock options were outstanding as at March 31, 2008. Stock options outstanding as at March 31, 2008 had a weighted average exercise price of $0.80 per share (December 31, 2007 - $2.90 per share) and a weighted average life of 47 months (December 31, 2007 – 34 months). Options outstanding as at March 31, 2008 include options that were granted to purchase 2,050,000 common shares of the Company, exercisable at $0.63 per share for five years, which are subject to the Company’s shareholders approving the Stock Option Plan- 2008 at the shareholders’ meeting to be held on April 24, 2008.

General and Administrative Expenses

Corporate overhead expenses were $601,000 for the quarter ended March 31, 2008 compared to $406,000 for the quarter ended March 31, 2007. The $195,000 increase in 2008 was mainly due to the following increases: $74,000 in salaries and management fees, $217,000 in stock-based compensation, which was partially offset by a $99,000 decrease in professional fees, investor relations fees and administrative and office expenses.

A $6,000 loss was realized from foreign exchange transactions during the quarter, compared to a loss of $9,000 incurred during the first quarter in 2007, reflecting the strengthening of the Canadian dollar relative to the U.S. dollar. The Company’s financings were completed in Canadian dollars and amounts due to Atlanta contractors and suppliers are denominated in U.S. dollars No provision for future income taxes was taken during the first quarter of 2008 compared to a provision for future income taxes of $307,000 recorded in the quarter ended March 31, 2007, since accounting and tax treatments for all material accounts are similar.

Capital Expenditures

Atlanta gold property, Idaho, U.S.A.:

Expenditures in the first quarter of 2008 of $581,000 were focused on assessment of the potential for surface mini-pits, underground program options to assess and develop the underground potential of the Atlanta resource and on explaining our revised approach at Atlanta to shareholders, potential investors and regulatory authorities, and securing the permits necessary to proceed with the work on site. In comparison, expenditures of $829,000 in the first quarter of 2007 on Atlanta focused on preparing for a surface drilling exploration program and sending a Plan of Operations (“POO”) for the drilling program to the U.S. Forest Service for approval, as well as undertaking additional baseline field studies during the winter and analyzing waste rock geochemistry. Drill preparations included setting up a trailer park for the drilling crews and hiring a chief geologist and drill foreman.

Brodeur diamond property, Baffin Island, Canada:

Expenditures in the first quarter of 2008 of $152,000 (2007 - $160,000) included the annual payment of $150,000 made to Helix Resources Inc. (“Helix”), pursuant to the terms of the existing claims agreement with Helix, as amended in 2005. The Company has incurred sufficient expenditures to keep its permits in good standing until 2010, and holds a total of 51.1 carats of high quality diamonds which were recovered at the Freightrain kimberlite in 2001 and 2002 from 12 samples weighing a total of 248.4 tonnes.

Abitibi gold property, Quebec, Canada:

In the first quarter of 2008, the Company incurred exploration expenditures of $19,000 (2007 - $25,000), primarily in respect of geological consulting fees to review results of a 900-metre drilling program completed on the Normar claim block of the Abitibi property in December 2007, as a follow up to the December 2006 drill program. The Company has incurred sufficient expenditures to keep its permits in good standing until September 2008.

Torngat diamond property, Quebec, Canada:

Torngat has been on a care and maintenance since 2003 and the remaining book value of $2,692,000 was written off in December 2006. The Company has incurred sufficient expenditures to keep its permit and claims in good standing until 2009, and holds 13.423 carats of high quality diamonds which were recovered in 2000 from 12 samples weighing a total of 343.01 tonnes.

Layuh gold property, Kalimantan, Indonesia:

The Company’s Layuh gold property in Kalimantan, Indonesia (“Layuh”) had been on care and maintenance since 1999. The Company wrote-off Layuh’s carrying value in 2004.

On December 31, 2007, the remaining carrying values of all properties, except Atlanta, were written off, and all expenditures incurred thereafter will be charged in the period incurred.

Contingencies and Commitments

All amounts in this section are expressed in thousands of Canadian dollars, except in respect of Atlanta, which are expressed in thousands of U.S. dollars).

The Company has made commitments in respect of its head office leases and mineral properties as follows:

	Years 1-2	Years 3-4	Beyond Year 4
Head office	132	2	-
Atlanta (1)(2)	168	70	10
Abitibi	25	-	-
Brodeur (3)	300	300	150

1.

Pursuant to an amendment to one of the Atlanta lease-purchase option agreements, a final option payment of $120,000 which was due in December 2006, will be repaid in equal installments to December 2010, and include accrued simple interest of 5% per year.

2.

Pursuant to the Lease / Option to Purchase agreement with Monarch Greenback, LLC (“Monarch”), the Company has an option to purchase Monarch’s surface and mineral rights on February 2, 2009 for $2,875,000.

3.

Paid to Helix Resources Inc. on February 14, 2008.  Payments are to be made annually until the production of 500,000 carats of diamonds or the termination of the existing claims purchase agreement with Helix.

By agreement dated August 29, 2003 between the Company and Breakwater Resources Ltd. (“Breakwater”), the Company has the exclusive right and option to earn up to a 100% interest in the Abitibi property (the “Property”), subject to certain net smelter and net profits royalty interests. The Company can earn a minimum 60% interest in the Property by paying annual taxes and otherwise maintaining the Property in good standing and by making cash payments aggregating $125,000 and by incurring exploration expenditures aggregating $3,500,000 by September 1, 2008.

When the Company has earned a minimum 60% interest in the Property, it will have the irrevocable right to acquire a further 10% undivided interest by making an additional cash payment of $100,000 to Breakwater. Within six months after preparation of an independent feasibility study, the Company will have the irrevocable right to acquire a further 10% undivided interest in the Property by making an additional cash payment of $500,000 to Breakwater.

Upon the Company earning a 60% interest in the Property, a Joint Venture will be formed between the Company and Breakwater and expenditures will be shared by the parties in accordance with their respective percentage ownership interests. If a party fails to contribute its proportionate share of expenditures, then such party’s interest will be diluted accordingly. If Breakwater’s interest is reduced to or below a 10% interest, such interest will be converted to a 1.5% net smelter royalty interest (the “NSR”). The Company has the right to purchase this NSR by making a cash payment of $1,500,000 to Breakwater.

As at March 31, 2008 the Company has made cash payments totaling $100,000, incurred exploration expenditures totaling approximately $2,357,000 (which includes a 10% overhead component on all exploration expenditures incurred), and has incurred sufficient exploration expenditures to maintain the Property in good standing until September 1, 2008. A final cash payment of $25,000 and expenditures of approximately $1.2 million by September 1, 2008 are required to exercise the option.

Contingencies and commitments are described in Note 10 to the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2008.

Summary of Quarterly Results

The following table discloses certain financial data for the eight most recently completed quarters, expressed in thousands of Canadian dollars  (except per share data - basic and fully diluted):

Quarter ended	Total Revenues (5)	General and Administrative Expenses	Net Loss (3)	Loss per share (4)
March 31, 2008	-	601	769 (1)(2)	0.03
December 31, 2007	-	303	9,274 (1)	0.56
September 30, 2007	-	353	739 (2)	0.04
June 30, 2007	-	264	541 (2)	0.03
March 31, 2007	-	406	714 (1)	0.04
December 31, 2006	-	276	4,240 (1)	0.31
September 30, 2006	-	612	586 (2)	0.05
June 30, 2006	-	326	364 (2)	0.03

1.

Includes: (a) mineral property costs written off or expensed as follows: $184 during the first quarter of 2008, $10,952 during  the fourth quarter of 2007, $4,895 during the fourth quarter of 2006, and (b) future income tax recoveries of $504 taken during the fourth quarter of 2007, and $931 taken during the fourth quarter of 2006.

2.

Includes stock based compensation expense charged as follows: $217 during first quarter of 2008, $6 during the fourth quarter of 2007, $16 during the fourth quarter of 2006, $38 during the third quarter of 2006; $7 during the second quarter of 2006, and $152 during the first quarter of 2006.

3.

The Company has not incurred any losses arising from discontinued operations or extraordinary items in the last eight quarters.

4.

Loss per share adjusted to reflect share consolidation on the basis of one consolidated share for fifteen pre-consolidation shares, which became effective in March 2007.

5.

Since the Company is a development-stage company, it does not generate any revenue.

The Company presently operates in two countries, Canada and the United States. The Company has an interest in five mineral properties. Three are gold properties and two are diamond properties.  The Company’s activities since the start of 2007 have focused on Atlanta.

The level of the Company’s development activities at Atlanta is impacted by winter weather conditions. These factors result in lower overall levels of activity on the Company’s properties during these seasons. However, as Atlanta advances toward the production stage and permanent facilities are constructed, the impact of adverse weather conditions is expected to be reduced.

The Company assesses, on a regular basis, whether any impairment has occurred in the carrying value of its mineral properties. If such impairment has occurred, a write-down is charged in the period that the impairment took place. After having written off in 2007 the carrying value of its projects other than Atlanta, the Company has determined that no charges had to be taken against Atlanta during the first quarter of 2008.

Outlook

Atlanta Gold Property

The Company's objective is to become a profitable and substantial gold producer at Atlanta.  The Company plans to commence a pilot-scale mining and milling operation which will process ore from underground and from shallow open pits in an environmentally-sensitive manner. This pilot operation will test the potential for a much larger underground resource, while generating positive cash flow, the necessary technical and economic data to plan the future operation and demonstrating Atlanta's ability to operate in an environmentally responsible manner.

As soon as weather permits, the Company will collar a new portal at the east end of the patented property and drive a 10 feet by 14 feet by 1,000-1,200 foot decline starting between 6,700 to 6,800 feet above sea level (approximately 700 vertical feet above the 900 Adit). The objective of the footwall decline to gain access for subsequent excavation of drill stations at 200 foot intervals to determine continuity of ore reserves at depth   Crosscuts from the decline will allow us to test the structure for mineability at chosen intervals.

The Company plans to rehabilitate and dewater some of the historical production openings, starting with replacement of timber supports and scaling of loose rock from the roof and walls of the 900 Adit (the “Adit”) to provide safe working conditions. This will allow the Company to proceed with its 2008 underground drilling program and obtain bulk samples from the former production veins. The Adit was originally driven by previous operators and subsequently rehabilitated and extended in 1994 and 1995 to allow diamond drilling of the underground extension of the ore body. It extends for approximately 2,275 feet and, after rehabilitation, the average cross section will be approximately 10 feet wide by 10 feet high. The Adit is at the deepest accessible level of the existing underground workings and it appears to be the most recently developed level which provides reasonable access to a significant mineralized vein system.

A Water Treatment Facility is located at the portal to the Adit. When the pilot mill is constructed in 2009, treatment and recycling of the water will be an integral part of processing the ore.

Rehabilitation of the 900 Adit is an important phase of the Company’s 2008 underground exploration program which is expected to include up to 12,000 feet of core drilling. The Company intends to explore and examine areas accessible through the Adit to determine continuity of ore at that horizon by fan drilling. The Company will begin drilling from underground stations in the Adit to confirm the up-dip and down-dip extent of mineralization.

By the end of 2008, the Company expects to have the permits needed to commence construction. This will allow installation of the required infrastructure and construction of a pilot-scale 800 ton-per-day mining and gravity-flotation milling operation to start at the earliest opportunity.   It is intended that the mill will process high grade ore bulk samples taken from underground and medium grade ore mined selectively from shallow pits. The shallow pits will access the higher grade portions of the reserves in the previously proposed Monarch and Idaho open pit designs. The final throughput rate will be dependent to a significant extent on converting the large shallow and deeper indicated and inferred resource at Atlanta to reserves. The pilot mill, all supporting infrastructure and mining activities will be on private land. No cyanide will be utilized in the pilot mill which will produce both a gravity concentrate and a precious metal rich sulphide concentrate to be custom smelted. Based on historic data and modern laboratory test work, the mill is expected to achieve a gold recovery rate of approximately 90%. This approach to the Atlanta resource will significantly reduce the environmental footprint of the project.

Cash flow from the pilot-scale operation will be used in part to develop an underground decline to further define the resource, which will provide test data and a fresh surface from which we can better predict wall stability, production costs and equipment requirements. This strategy will facilitate continued remediation and treatment of the water discharge at the 900 Adit.

Abitibi Gold Properties

The Company plans to continue exploration on the Abitibi properties by the Company or through joint venture partners.

Brodeur and Torngat Diamond Properties

The Company continues to investigate alternatives to unlock the value of the Brodeur and Torngat diamond properties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

Current liabilities owing as at March 31, 2008, includes $654,000 due to four directors and officers of the Company, including $505,000 in respect of unsecured demand notes bearing interest of 5% per annum (the “Notes”) and accrued interest payable to a director and an additional $100,000 paid by the same director as a further subscription price, all of which will be satisfied, subject to shareholder approval being obtained, by the issuance of 983,606 shares. During the quarter ended March 31, 2007, the Company retired promissory notes held by three current and former directors in the aggregate amount of $551,000. All of the notes were unsecured, due on demand and bear interest at 5% per year. Interest expense of $3,000 was paid and an additional $5,000 was accrued to three current and former directors of the Company in respect of their Notes, compared to interest of $6,000 paid to two former directors during the same period in 2007.

Changes to Significant accounting policies

In 2007, the Company adopted four new accounting policies in respect of standards 3855, 3865, 3251, and 1530 issued by the Canadian Institute of Chartered Accountants (“CICA”), and in 2008, there were three more significant accounting policies adopted, in respect of standards 1535, 3031 and 3862 issued by CICA. However, adoption of these new standards had no impact on the Company’s interim financial statements for the quarter ended March 31, 2008.

Critical accounting estimates

In preparing these interim financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Based on historical experience current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that materially affect the consolidated financial statements and involve a significant level of judgment by management. Management’s critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and mining taxes, mineral reserves, contingencies and pension, stock options and warrants, and other post retirement benefits.

From time to time, the Company may be subject to lawsuits or threatened lawsuits. When management believes that the likelihood is that a plaintiff will be awarded damages against the Company or that a monetary settlement will be reached, a provision is made for amounts claimed.

Critical estimates used in preparing the consolidated financial statements were unchanged during the current quarter from those applied in preparing the statements for the year ended December 31, 2007.

Changes to Internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the first quarter of 2008 that have affected or which are reasonably likely to materially affect the Company’s internal control over financial reporting.

Share Capital

As at April 23, 2008, the Company had 28,303,464 common shares outstanding.  The Company also had incentive stock options outstanding to purchase 2,243,334 common shares at prices ranging from $0.63 to $5.85 per share for terms ending between August 2008 and February 2013. The Company also has warrants outstanding to purchase 64,445 common shares at a price of $3.45 per share, exercisable until May 2008.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits. Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company’s current projects will ultimately be developed into a profitable mining operation. A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered. Resource prices have fluctuated widely and are beyond the Company’s control. Revenue and profitability will be determined by the relationship of the Company’s production costs and in respect of diamonds, the relative quality of the diamonds extracted and in respect of gold, the recovered grade of gold, to resource prices.  The effect of these factors cannot accurately be predicted. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties with the possible dilution or loss of such interests. The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits. Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations. The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned. In management’s view, there has been no material change in the nature or magnitude of any of the risks faced by the Company during the first quarter of 2008.

April 23, 2008